Code Of Ethics and Business Conduct

April 14, 2012

The nature of financial planning and management services requires a standard of ethical behavior that goes beyond merely following laws and regulations.   Doing a highly competent job while maintaining the highest ethical standards is a duty that must be constantly met in order to earn the confidence of our clients.  Guidelines for these principles are detailed below.

Standards of Business Conduct

Federal and state securities laws and regulations make it clear that registered investment advisers and their employees have a fiduciary duty to their clients with respect to the advice and management services provided. This is often expressed as the “prudent man rule.” A fiduciary is to approach his or her client’s affairs with the same prudence as would be used in the management of his or her own affairs. Fiduciaries are expected to place the interests of the client before their own. Fiduciaries cannot withhold material information from a client that would affect the client’s investment decision.

Compliance with Securities Laws Is Mandatory

Federal and state antifraud statutes set forth a number of basic principles that underpin the enforcement of ethical principles in adviser administration. Thus, neither an adviser nor any employee may:

•	Employ any device, scheme or artifice to defraud a client;
•	Make any untrue statement of material fact or material omission in communications to clients or the public; or
•	Engage in any act or practice that operates as a fraud or deceit upon a client.

Unethical Trading Practices

The following practices are universally regarded as violations of SEC and/or state regulations and are subject to severe penalties if discovered:

Frontrunning/Dumping
Purchasing or selling a security (including a mutual fund) in a personal account before purchasing or selling that security in a client account; OR purchasing or selling with advance knowledge of, and before, corresponding purchases or sales in portfolios of mutual funds owned by clients. In both cases, this includes acting to obtain a more favorable price for a personal account than may be available later.

Improper Use of Information
Generally, using economic, market or other investment information obtained by virtue of one’s position with the adviser to advance a personal interest.

Inducements
The receipt of inducements or other benefits, including warrants or cash, from sponsors or others in return for selling or recommending certain mutual funds or other securities.

Confidentiality: Veripax Financial Management (VFM) has access to highly personal and confidential information.  This information will never be shared with anyone unless the client gives explicit written permission to share information for the purposes of specific business transactions.  The only exception to this rule is in the case where VFM is compelled to divulge information concerning a client by a court of law.  Information shared between a client and a financial advisor is not privileged as it is between a client and an attorney.

Honest and Ethical Conduct:  It is VFM’s policy and duty to perform all activities ethically and honestly and with the highest sense of integrity.   This requires VFM to avoid all actual or apparent conflicts of interest between personal and professional relationships.  A conflict of interest occurs when an individual’s private interest interferes or appears to interfere with the interests of the client.  All advice given to clients must be free of any bias due to potential direct or indirect benefit to VFM.  VFM will not manipulate, misinterpret, or fail to disclose information to the client that may affect financial decision making.

101 Parkshore Dr, Ste 100, Folsom, CA 95630
Phone: (916) 358-5635 | Fax: (916) 404-4279
Email: Jerry.Verseput@veripax.net
www.veripax.net

Disclosure:  In the course of doing business, VFM may enter into agreements with other advisors or financial institutions for the purpose of broadening the services and choices available to clients.  Any agreement of this nature will be fully disclosed to clients, as well as any financial terms of the agreement.